SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2023

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the payment notice related to the Company’s Series XXXV fixed Rate Notes in a principal amount of USD 41,853,821, due 2024.

The Company informs that on September 13, 2023, will start the payment of the fourth installment of interests and first capital installment related to the Series XXXV Notes issued on September 13, 2021.

Payment Agent:	Caja de Valores S.A.
Date of effective payment:	September 13, 2023
Number of service to be paid:	Fourth installment of interests / First capital installment
Period comprised by the payment:	March 13, 2023/September 13, 2023
Concept of payment:	Interests (100%) & Capital (25%)
Payment Currency:	United States Dollars (USD)
Outstanding Capital:	USD 41,853,821
Annual Nominal Interest Rate:	3.50%
Interest being paid	USD 738,461.94
Capital being paid	USD 10,463,455.25

Interests will be paid to the noteholders at whose name the Notes were registered on September 10, 2023.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
September 6, 2023